Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

Cheddar News

Tuesday, September 29, 2020

CORPORATE PARTICIPANTS Jonathan Webb, Founder and CEO of AppHarvest

TRANSCRIPT

Jill Wagner

Welcome back to Cheddar's Opening Bell. AppHarvest is trying to redefine American agriculture with its massive indoor farms, and the company is making its public debut through a special purpose acquisition company. Taking a look at shares of the blank check company AppHarvest is merging with, NOVS, shares are up significantly, about 24% right now. We're joined now by Jonathan Webb, the Founder and CEO of AppHarvest. Jonathan, great to have you on. Can you tell us a bit about what AppHarvest does?

Jonathan Webb

Yeah, Jill. Thanks for having me. We're here in Morehead, Kentucky today, in Central Appalachia, where we've built one of the largest indoor grow facilities. And we've set out--as we've completed this transaction and announced that we're working to build a series of facilities throughout the region, with a goal to bring produce production, fruits and vegetables that have been pushed out of this country down to Mexico, we're going to bring that production back into the U.S., put it indoors in a controlled environment where we can use 90% less water, get the harsh, chemical pesticides out of agriculture, and get 30x more yield per acre. So, we're very excited about what this transaction means for the company, and the growth of where we're able to go from here in the next couple of years.

Jill Wagner

Okay, so is your business model focused on growing the foods yourself, or more selling this proprietary indoor farming technology?

Jonathan Webb

Yeah, no, the people buying into AppHarvest are buying into builder, operator, and brand. We'll be in some of the largest grocers here in a couple of months and be in some of the largest fast food chains. We're building the--designing, building world-class facilities. My background was building some of the largest solar here in the U.S. prior to AppHarvest. And I've tried to say, you know, in our lifetime, what we're going to see is most all power is going to come from renewable resources, most all cars are going to run on electricity, and most all fruits and vegetables at scale are going to be grown in a controlled environment facility.

Jill, we don't have a choice. Our climate is rapidly shifting. Farmers do not have the predictability to be able to grow outdoors. We're solving for that with what we're building, but then we're going to operate these facilities with our team, and then ultimately, we're going to be--our end product will be on store shelves and in fast food chains all across America.

Jill Wagner

It is incredible, and it sounds like something like this is much needed for our future. Why is now the right time to go public?

Jonathan Webb

Well, we've got a world-class board and investors, and we've--my job is to build big stuff fast. And I've relied heavily on our board, with Jeff Ubben and David Lee, the CFO of Impossible Foods, Martha Stewart, many other really brilliant people. We want the public to not only be the buyer of our fruit and vegetables here in a couple of months, we want them to be the owner in the company with us and help transform American agriculture. We want the owner of our company to be the lobbyist, the marketing firm, the advocate out front with us.

We have got to move rapidly to change ag. We have--the UN Security Council visited Kentucky for the first time in our state history a couple of months ago. They came here because they've laid out that we need 50 to 70% more food by 2050 to meet a rising middle class and growing population around the world. Many are saying we would need two planet earths to have enough land and water to grow that food. We're not talking about it; companies are chasing these quarterly projections instead of a 10, 20-year plan. Our company's putting a 10-year plan out front.

We have got to rebuild farming in America, and we've got to rebuild it rapidly. COVID has just heightened the problem and exposed it. Our governor, who highlighted it about a month ago with us, will be back here October 21st opening this first facility. Our governor was pretty terrified, to say the least, during COVID. Were we going to have food on our store shelves? We, as a country, are very vulnerable. We have pushed our fruit and vegetable production out of the country, and we're heavily reliant on those imports to stock our shelves.

Jill Wagner

Alright. Jonathan Webb, Founder and CEO of AppHarvest, thank you for coming on and I wish you the best of luck. That is, it for Opening Bell, everyone. Stay with us, Cheddar Reveals is coming up next.

***

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.